MSP Recovery, Inc.

2701 Le Jeune Road, Floor 10

Coral Gables, FL 33134

VIA EDGAR

January 20, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Edwin Kim

Re:	MSP Recovery, Inc.

Registration Statement on Form S-1

Filed November 30, 2022

CIK No. 0001802450

Dear Mr. Kim:

MSP Recovery, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments (the “Staff Comments ”) received by its counsel from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 23, 2022, regarding the Company’s Registration Statement on Form S-1 submitted to the Commission on November 30, 2022 (the “Registration Statement”). The Company is concurrently filing an amendment to the Registration Statement (“Amended Registration Statement”), which, among other things, responds to the Staff’s Comments. Except as otherwise specifically indicated, page references in our responses correspond to the pages of the Amended Registration Statement.

Registration Statement on Form S-1, Filed November 30, 2022

Frequently Used Terms, page iii

1.        Please refrain from defining terms solely by referencing their use in another document, such as “MSP Principals” and “MSP Purchased Companies.” Please identify these individuals or entities.

The Company acknowledges the Staff’s comment. Please see revised “Frequently Used Terms” beginning on page iii of the Amended Registration Statement in response to this comment.

Prospectus Summary

Claim Proceeds Investment Agreement, page 4

2.        Please clarify that approximate amount of shares that may eventually sold to and issued to Brickell Key Investments LP under the CPIA and approximately the maximum ownership percentage. It appears that a concentration of your beneficial ownership of Class A shares may be held by Brickell Key for the extinguishment of $63 million of your debt.

The Company acknowledges the Staff’s comment. Please see the revised disclosures on pages ii, 6, 7, 39, 99 and 109 of the Amended Registration Statement.

3.        We note your disclosure on page 69 that the original investment by Brickell under the CPIA was $23 million, but it currently holds $143 million of debt that will be reduced to $80 million after the offering. Please illustrate how the amount of indebtedness grew to $143 million from the initial funding.

The Company acknowledges the Staff’s comment and has provided revised disclosure on page 69 of the Amended Registration Statement in response to this comment.

Beneficial Ownership of Securities, page 97

4.        Please clarify why Brickell Key Investments LP is not disclosed as a principal stockholder in the beneficial ownership table. Further, disclose the natural person(s) that hold voting and/or investment power over the shares that will be held by Brickell Key Investments and its affiliates.

The Company acknowledges the Staff’s comment and has provided revised disclosure on page 99 of the Amended Registration Statement in response to this comment. It is the Company’s understanding that Brickell Key Investments LP is the beneficial owner and has sole voting and investment power over the shares. The Company is unaware of any natural person(s) that holds voting and/or investment power over the shares that will be held by Brickell Key Investments LP and its affiliates.

General

5.        Please file your Amended and Original Claims Proceeds Investment Agreements as exhibits or advise us why they are not material under Item 601(b)(10) of Regulation S-K. Further, to the extent material, describe the terms of the Original Claims Proceeds Investment Agreement.

While the Company takes the position that the Amendment to Claim Proceeds Investment Agreement and the Original Claims Proceeds Investment Agreement, as amended and restated, are not required to be filed under Item 601(b)(10) of Regulation S-K, the Company acknowledges the Staff’s comment and has provided the Original Claims Proceeds Investment Agreement, as amended and restated, as Exhibit 10.27 to the Amended Registration Statement, and the Amendment to Claim Proceeds Investment Agreement as Exhibit 10.28 to the Amended Registration Statement in response to this comment.

We thank the Staff for its review of the Registration Statement. If you have any further comments, please feel free to contact to our counsel, Steven Canner, at Steven.Canner@bakermckenzie.com, or by telephone at (212) 626 4884.

Sincerely,

/s/ John H. Ruiz
John H. Ruiz,
Chief Executive Officer

cc: Steven Canner, Esq.